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SEC FILE NUMBER
8-41389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

PUBLIC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2022** (MM/DD/YY) AND ENDING **12/31/2022** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Beech Hill Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

880 Third Avenue, 16 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent Iannuzzi	(212) 350-7214	viannuzzi@bh-sec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gettry Marcus CPA, P.C.
(Name – if individual, state last, first, and middle name)

88 Froehlich Farm Blvd., 3rd Floor	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12/17/2009	4034
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Vincent Iannuzzi**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Beech Hill Securities, Inc.**, as of **December 31**, 2**022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified in Nassau County
My Commission Expires 07-08-2025

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BEECH HILL SECURITIES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2022

BEECH HILL SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Beech Hill Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Beech Hill Securities, Inc.'s management. Our responsibility is to express an opinion on Beech Hill Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beech Hill Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA, P.C.

GETTRY MARCUS CPA, P.C.
We have served as Beech Hill Securities, Inc.'s
auditor since 2013.
Woodbury, NY
February 28, 2023

GETTRY MARCUS CPA, P.C.
GETTRYMARCUS.COM

88 Froehlich Farm Blvd., 3rd Floor, Woodbury, New York 11797
1407 Broadway, 40th Floor, New York, New York 10018

T 516.364.3390
T 212.302.6000

1

BEECH HILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 1,003,153
Receivables from clearing organization	1,735,200
Securities owned, at fair value	188,180
Accounts receivable	151,591
Deposit with clearing broker	100,000
Prepaid expenses	111,226
Security deposits and other assets	30,000
Total property, equipment and leasehold improvements - net	-
Right-of-use asset - operating leases	424,303
Total assets	$ 3,743,653

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 529,503
Commissions payable	478,069
Operating lease liability	424,303
Total liabilities before subordinated loans	1,431,875
Subordinated loans	750,000
Total liabilities	2,181,875
`	
Stockholders' equity	
Common stock - no par value; 200 shares authorized,	
200 shares issued and 167 outstanding	639,023
Retained earnings	1,122,755
Less - Treasury stock (33 shares, at cost)	(200,000)
Total stockholders' equity	1,561,778
Total liabilities and stockholders' equity	$ 3,743,653

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Beech Hill Securities, Inc. (the "Company") was created in May of 1989 and maintains its main office in New York, NY. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company clears all its customer transactions through a correspondent broker on a fully disclosed basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with original maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts
The Company routinely assesses the financial strength of its customers, while it evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2022, there was no allowance for doubtful accounts as management believes that all receivables are fully realizable.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture, Equipment and Leasehold Improvements
Furniture, fixtures, office equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term. Maintenance and repairs are charged to expenses as incurred while major renewals and betterments are capitalized.

When items of property and equipment are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and a gain or loss (if any) is included in earnings in the period of disposal.

Treasury stock
Treasury stock represents shares of the Company's stock that have been reacquired from shareholders and that have not been retired. Treasury stock is recorded under the cost method and deducted from equity. During the year ended December 31, 2022, 15 shares were acquired by the Company for a total cost of $100,000.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination based on its technical merits. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions. Management believes that the Company's federal, New York State, and New York City income tax returns prior to 2019 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

Subsequent Events
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 28, 2023, the date the financial statements were available to be issued.

NOTE 3: RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from the Company's clearing organization at December 31, 2022 consists of $1,735,200 of net proceeds received from trading activities and commissions.

NOTE 4: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following table shows the balances of major classes of furniture, equipment and leasehold improvements, their estimated useful lives, and the accumulated depreciation and amortization for each class at December 31, 2022:

Equipment and Software	3 to 5 years	$	850,500
Furniture	5 years		385,649
Leasehold improvements	Shorter of lease term and estimated useful life		124,342
			1,360,491
Less – Accumulated depreciation and amortization			(1,360,491)
		$	-

NOTE 5: SUBORDINATED LOANS

The Company has loans of $750,000 subject to subordination agreements, which are more fully described as follows:

Description	Effective	Maturity	Rate	Balance Due
Note payable to non stockholder	October 23, 2012	December 31, 2023 *(Executed annual auto renewal)*	3%	$ 100,000
Note payable to non stockholder	December 4, 2019	December 4, 2023 *(Executed annual auto renewal)*	3%	100,000
Note payable to stockholder	December 29, 2021	December 30, 2024	7.5%	200,000
Note payable to stockholder	January 18, 2022	January 20, 2025	7.5%	200,000
Note payable to stockholder	December 28, 2022	December 29, 2022	7.5%	150,000
				$ 750,000

The subordinated borrowings were included in the computation of net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table presents the Company's assets and liabilities measured at fair value as of December 31, 2022:

Securities Owned:	Level 1	Level 2	Level 3	Total
Municipal Securities	$ -	$ 188,180	$ -	$ 188,180
Total assets	$ -	$ 188,180	$ -	$ 188,180

Municipal securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations. Due to the reliance on some unobservable inputs, the Company has classified its municipal securities as Level 2 and Level 3 on the hierarchy. The Company has included $188,180 of municipal securities within its securities owned account.

NOTE 7: LEASES

The Company occupies office space under a long-term lease which expires February 29, 2024. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. Pursuant to this lease, the Company maintains a rent security deposit in the amount of $30,000, which is reflected in the other assets in the statement of financial condition.

NOTE 7: LEASES (continued)

The Company applies the provisions of ASC 842, *Leases*. The office lease is classified as an operating lease. In determining the right of use asset and related lease liability, the Company has not included any renewal options. Additionally, there are no residual value guarantees that the Company is subject to, and the lease does not provide any restrictions or covenants.

In applying the provisions of ASC 842, the Company has elected to exclude any leases with an original term of 12 months or less, or which had less than 12 months remaining on the lease term at the beginning of the year. There were no short term lease expenses for the year ended December 31, 2022.

The Company also subleases a portion of its facilities to other parties. Two of those leases are long-term and require fixed monthly rental payments through December 31, 2022 while the remaining leases are extended through 2024.

Future minimum commitments under the above long-term leases, including sub-lease income, are as follows as of December 31, 2022:

For the years ended December 31:	Minimum lease commitments
2023	$ 370,250
2024	61,708
	431,958
Less effects of discounting	(31,500)
Lease liability recognized	$ 400,458

Because management generally does not have access to the rate implicit in the lease, the Company utilized its incremental borrowing rate as the discount rate. Management estimated this rate, which is the interest rate the Company could borrow the amount of the initial lease liability to purchase a similar collateralized asset on the date of the lease inception, to be 4.5%.

NOTE 8: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations.

There are various direct and indirect risks that could impact the Company, such as a potential global economic slowdown, increase in interest rates, inflationary pressures, geopolitical situations, supply chain disruptions, the pandemic, and more. It is also impossible to predict the effect these will have on longer-term industrial output, potential changes in supply and demand, and its impacts on the Company's liquidity, credit, customers, venders, and counter-parties. To help minimize the uncertainty of these items, management continues to explore how to best operate in this environment, including taking advantage of several of the Cares Act and successor act's provisions.

NOTE 9: COMMITMENTS AND CONTINGENCIES

From time to time, Beech Hill Securities, Inc. becomes involved in various claims, suits, investigations, and legal proceedings that arise in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, the Company accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss.

NOTE 10: WARRANTS

From time to time, the Company is party to investment banking transactions where the Company may receive warrants of issuing parties as part of its compensation. However, the Company also assigns these warrants to third parties and, accordingly, any value ascribed to the warrants is offset by a liability due to the third party. No assets or liabilities are reflected in the financial statements for these warrants as the value of warrants held by the Company are immaterial.

NOTE 11: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company has net capital of $2,111,235, which is $1,861,235 in excess of its required net capital of $250,000. The Company has elected to calculate the net capital under the alternative method.